EXHIBIT 23.1

 March 1, 2009

Dear Slavoljub Stefanovic,

Below you will find a letter which we sent to you on October 12, 2008, and which stated the importance to finish closing the purchase contract between our companies and which included the payment of several corporate liabilities listed on Schedule A. At this time, and after six months , the liabilities still have not been met by you or the company, and thus the contract has not finished closing escrow due to these matters. At this time we have no choice but to terminate the contract agreement based on the following terms:

The contract and escrow agreement calls for the following costs to be met and they have not been to date met: See below highlighted information from contract.

“ESCROW AGREEMENT (this "Agreement"), dated as of July 4, 2008, by and among Dianne Christmas ("Christmas”), and certain persons affiliated with E and A Enterprises Trust identified in the signature pages hereof (collectively, “Sellers”), EMAX Worldwide Inc., a Utah corporation (the "Company”) and Slavoljub Stefanovic, a  resident of Florida (“Purchaser”), and Andrew Andrade P.A. (the "Escrow Agent"). The Company, the Sellers and the Purchaser have entered into a Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), pursuant to which the Purchaser has agreed to purchase certain shares of common stock of the Company (“Common Stock”) owned by Sellers (the "Relevant Shares") at a price of $6400. (the “Purchase Price”). The company had also entered into an escrow agreement to pay certain professional fees associated with EMXC for past services. Andrew Andrade is to be paid $36,000, the transfer agent needs to be paid $10,000 to process and mail stock dividends and other fees listed on Schedule A of the Escrow agreement” and as filed with the SEC in the 8k filed July of 2008.

Schedule A Liabilities

1. Short Term Liabilities	Total Due

Legal fees to Attorney Andrew Andrade
EMXC	26,000
Gold Rush Investments	10,000

Corporate Office Annual Renewal Fees	700

State of Delaware Sales Tax	3200

Transfer Agent and Dividend Transfer Fees (printing new dividend certificates, mailing etc)	12,000

Auditor Retainer In future	5,000

Sec Attorney Retainer	5,000

Fees owed to DTC and Nobos	2700

Fees for filings to SEC forms and press	2000

To date  none of the liabilities have been paid as agreed in the contract and was

Scheduled to be closed within 30 days from the date of the contract as stated in Section 6.1 and represented terms below and  no later by November 19, 2008 and as stated in line 6.1 of the purchase agreement, see below statement.

“Section 6.1

Termination.   This Agreement may be terminated by either the Purchaser or the Sellers if the Closing does not take place within thirty (30) days from the date hereof”

Due the facts listed above, we are currently: 1). canceling the contract dated as of July 8, 2008 and filed with the SEC.  2). Cancelling 64,000,000 shares of common stock issued to you per the agreement, and 3). canceling the 75,000,000 warrants issued to you as per the contact.

After we issued the letter to you In October of 2008, attached below, you had agreed to make the payments. At this time, you have not complied to date or as outlined within the terms of the purchase contract. Please note , at this time, we will forward a copy of this letter to the Escrow Agent, Andrew Andrade, and to the corporate Transfer Agent, along with other necessary instructions relevant to this letter of termination.

Sincerely Yours

Dianne Christmas

President/Secretary

E and A Enterprises Trust Corp

October 12, 2008

Dear Slavoljub and Ljibica Stefanovic

We wish to thank you and your family very much for the time you gave our family to go through a major and fast surgical procedure for the founder of our companies, and their family. Due to the untimely health issues, this has kept Ms Weber from giving you the updated accounting  for the companies and the internal accounting of the affairs of all the respective companies till now

We are elated and very excited with the new business activities you are bringing into the Gold Rush Networks Group and EMAX Worldwide companies and your business philosophies. We here know, if we all do what we do best as a team of experts, then this company really will jump up quickly

Attached with this letter you will find accounting forms that Ms Weber had compiled and was prepared to send to you two weeks ago. Please review at your earliest convenience. Please note that there is still monies owed for shares that the companies Gold Rush Holdings and Emax Technology sold to your companies several months ago. It is very important to attend to these shares for the shares have been transferred, the documents have been signed and the companies however have not received those funds. Just as you want us to finish to send to your family the balance of the shares for our change of control contract, we signed four months ago, we also would like to finish the other older businesses as well.

After Mr. and Mrs. Weber met with you last week, they felt confident and requested from the transfer agent and the corporate counsel to allow me to release the shares to you at this time, due to your personal commitments.

Slavo it is very important that you help to finish purchasing the shares we have already sent to you in your name and by your request. We have attached copies of those written requests and their respective transactional dates. We as major shareholders and directors of eMax Worldwide and E and A Enterprises Trust are having to use our own funds to continue to pay corporate bills. This is what we have personally being doing for over nine years now. However, we need your help in fulfilling the previous stock transactions so we can pay our own expenses and other bills which are owed by the public company so as to keep doing the right things.  We are all doing legal work, paying office costs, doing media, press, advertising and marketing activities daily, including building websites for your companies, and none of us are getting paid.

It our pleasure working with your family and you and we hope you can help the companies with these capital needs requirements through your networks.

Should you have any further question do not hesitate to contact me.

Sincerely Yours

Pastor Dianne Christmas,
President	Witness

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